Chimera Energy Corporation
2800 Post Oak Blvd., Suite 4100
Houston, Texas 77056
(832) 390-2334

December 19, 2011

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	Chimera Energy Corporation
Registration Statement on Form S-1
File No. 333-177406

Dear Ms. Long:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 4:00 p.m. Eastern Standard Time, Wednesday, December 21, 2011, or as soon thereafter as practicable.

Additionally, Chimera Energy Corporation (the "Company") acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

CHIMERA ENERGY CORPORATION

/s/ Charles Grob
Charles Grob
Chief Executive Officer